C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
November 10, 2016

This quarterly earnings news release should be read in conjunction with the Company's Third Quarter 2016 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements, for the three months and nine months ended September 30, 2016, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/Reports.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).
We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in our Third Quarter 2016 Report to Shareholders and 2015 Management's Discussion and Analysis.

Manulife reports 3Q16 net income of $1.1 billion and core earnings of $1 billion, strong growth in Asia, and positive net flows in Wealth and Asset Management
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,117 million for the third quarter of 2016 ("3Q16"), fully diluted earnings per common share of $0.55 and return on common shareholders' equity ("ROE") of 11.1%, compared with $622 million, $0.30, and 6.5%, respectively, for the third quarter of 2015 ("3Q15"). The increase in net income attributed to shareholders was primarily due to investment-related experience gains recorded in 3Q16, compared with investment-related experience charges in 3Q15. For 3Q16, MFC generated core earnings of $996 million, diluted core earnings per common share of $0.49 and core return on common shareholders' equity ("Core ROE") of 9.8%, compared with $870 million, $0.43, and 9.2%, respectively, for 3Q15.
Year-to-date 2016 net income attributed to shareholders was $2,866 million, fully diluted earnings per common share was $1.40 and ROE was 9.7% compared with $1,945 million, $0.94 and 7.1%, respectively, for the same period in 2015. Year-to-date 2016 core earnings was $2,734 million, diluted core earnings per common share was $1.34 and Core ROE was 9.2% compared with $2,569 million, $1.27 and 9.5%, respectively, for the same period in 2015.
Donald Guloien, President and Chief Executive Officer, stated, "We delivered strong core earnings this quarter thanks to improved results across our operations which, combined with favourable markets and excellent returns from our investment portfolio, led to an increase in net income to above $1 billion."
"While we are pleased with these results, we continue to operate in a difficult macroeconomic environment and we remain focused on optimizing the performance of all of our businesses and on growing aggressively those which deliver the highest returns," added Mr. Guloien. "This quarter, we once again delivered strong growth in Asia and generated positive net flows in our wealth and asset management businesses around the world."
Steve Roder, Chief Financial Officer, said, "We achieved $297 million of broad-based investment gains, reflecting our high quality portfolio and disciplined approach to extending credit. With the strong investment results this quarter, we now have a cumulative gain for the year so far."
"We completed our annual review of actuarial methods and assumptions in the third quarter, resulting in a net reserve strengthening of $455 million. This amount included updates to policyholder assumptions across a number of products, including Long-Term Care in the U.S., as well as a charge of $313 million related to a proactive 10 basis point downward revision to our ultimate reinvestment rate assumptions," added Mr. Roder.
HOW OUR COMPANY PERFORMED
Profitability:
Reported net income attributed to shareholders of $1,117 million, up $495 million from 3Q15.
The increase in net income attributed to shareholders largely reflected strong growth in core earnings (described below) and $297 million of investment-related experience gains in 3Q16 (compared with investment-related experience charges of $220 million in 3Q15). Net income in 3Q16 also reflected a $455 million charge to strengthen actuarial reserves and a $97 million

November 10, 2016 – Press Release Reporting Third Quarter Results

charge to write-off an intangible asset related to our John Hancock Long-Term Care ("JH LTC") distribution network largely offset by the net gain of $414 million related to the direct impact of equity markets and interest rates.
Generated core earnings of $996 million, up $126 million or 14% from 3Q15.
The increase in core earnings was driven by $17 million in core investment gains (compared with a charge of $51 million in 3Q15), in-force and new business growth in Asia, and improved policyholder experience due to the annual actuarial review, partially offset by higher interest expense as a result of recent debt issuances. Core earnings in 3Q16 included net policyholder experience charges of $20 million post-tax ($37 million pre-tax). Both 3Q16 and 3Q15 included a net benefit related to tax, reinsurance and other items.
Reported Core ROE of 9.8% compared with 9.2% in 3Q15.
The improvement in Core ROE reflects higher core earnings as described above, partially offset by higher average equity as a result of an increase in retained earnings and the strengthening of the U.S. dollar as compared with the Canadian dollar.
Generated investment-related experience gains of $297 million in 3Q16.
The favourable investment-related experience was broad-based across our general fund investment portfolio and included gains related to fixed income reinvestment, higher than expected returns on our alternative long-duration assets and strong credit experience. On a year-to-date basis, investment-related experience gains were $17 million and therefore, in accordance with our definition of core earnings, we included this amount in 3Q16 core earnings. (See section G3 - "Performance and Non-GAAP Measures" of our Third Quarter 2016 Report to Shareholders.)
Reported gains related to the direct impact of markets of $414 million in 3Q16.
The reported gains in 3Q16 included $96 million related to equity markets, $218 million related to the direct impact of interest rates on the valuation of our policy liabilities primarily due to narrowing swap spreads, and realized gains of $255 million on the sale of available-for-sale ("AFS") bonds, partially offset by $155 million of charges related to actions to reduce our exposure to equity markets and interest rates. These actions included reducing the amount of equity investments that support long-term guarantee products and increasing interest rate hedges.
Strengthened reserves by $455 million (post-tax) following our annual review of actuarial methods and assumptions.
We completed our annual review of actuarial methods and assumptions, which resulted in a strengthening of our actuarial reserves and a decrease in net income attributed to shareholders of $455 million. The review included a $415 million net charge related to updating morbidity, mortality, lapse, future premium and tax cash flow assumptions on our JH LTC business and a charge of $313 million related to a proactive 10 basis point reduction to our ultimate reinvestment rate assumptions ahead of an expected update by the Actuarial Standards Board in 2017, partly offset by a net gain of $273 million related to other updates including policyholder experience assumptions in our U.S. Variable Annuity business. As the changes in assumptions took place as of the beginning of the quarter, there was a favourable impact on core earnings in 3Q16 of $35 million primarily related to the updates in JH LTC policyholder experience.
Growth:
Generated net flows of $2.7 billion in our wealth and asset management ("WAM") businesses in 3Q16, down $1.8 billion compared with $4.5 billion in 3Q15.
3Q16 marked the 27th consecutive quarter of positive net flows in our WAM businesses. Strong net flows in Canada, U.S. pensions and Asia were partially offset by net outflows in Manulife Asset Management ("MAM"), due to the inherent variability in the institutional advisory business, as well as net outflows in U.S. mutual funds which were negatively impacted by year-to-date underperformance in a few key funds and customers' reduced appetite for actively-managed solutions.

Generated gross flows of $27.4 billion in our WAM businesses in 3Q16, up 6% compared with 3Q15.
Gross flows in the U.S. declined 2% as robust mid-market sales in our pension business only partially offset a decline in mutual fund sales. In Canada, gross flows increased 9% driven by mutual fund sales reflecting our strong product line-up and successful sales campaigns. In Asia, gross flows nearly doubled due to money market fund subscriptions in mainland China, record pension sales in Hong Kong, and improved mutual fund sales in Indonesia.

Achieved insurance sales of $1.0 billion in 3Q16, an increase of 20% compared with 3Q15.
Record Asia insurance sales increased 28%, driven by double digit growth in most territories, and strong contributions from the DBS Bank Ltd ("DBS") partnership. Canadian insurance sales increased 27% reflecting the inherent variability in group benefits sales. U.S. insurance sales declined 13% as a result of heightened competition and the market's focus on products with guarantee features that we have de-emphasized.
Delivered Other Wealth sales of $2.0 billion in 3Q16, in line with 3Q15.
Other Wealth sales in Asia increased 7%, driven by recent product launches and distribution expansion. In Canada, Other Wealth sales were down 8% due to previous changes to our higher risk segregated fund products, including repricing.

November 10, 2016 – Press Release Reporting Third Quarter Results

Generated new business value ("NBV") of $300 million in 3Q16, up 5% from 3Q15.
The increase in NBV was driven by strong growth in Asia. In Asia, NBV increased 18% to $256 million, driven primarily by strong annualized premium equivalent ("APE") sales, partially offset by lower interest rates.
Reported Core EBITDA1 from our WAM businesses of $288 million, down 8% from 3Q15.
The decrease in Core EBITDA primarily reflects strategic investments to optimize our operational infrastructure and to expand our distribution reach in Europe and Asia, partially offset by higher fee income on higher asset levels.

Achieved total assets under management and administration ("AUMA") of $966 billion as at September 30, 2016.
Assets under management and administration increased 9% from September 30, 2015. WAM AUMA as at September 30, 2016 increased 11% from September 30, 2015 to $525 billion, driven by investment returns and positive net flows.
Financial Strength:
Reported a strong Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of 234% for The Manufacturers Life Insurance Company ("MLI") as at September 30, 2016.
The 2 percentage point decrease from the prior quarter was primarily related to an increase in required capital driven by alternative long-duration assets.

Reported a financial leverage ratio of 29.3% at September 30, 2016.
Our financial leverage decreased 40 basis points from June 30, 2016 reflecting an increase in equity due to the strong earnings growth.
HOW OUR BUSINESSES PERFORMED
Asia Division
Business highlights:
In Asia, we delivered the 10th consecutive quarter of APE sales growth with volumes up 28% compared with 3Q15, setting a new record. We also achieved a record quarter of gross flows in our Hong Kong pension business. We continued to expand our innovative solutions to additional markets during the quarter with the roll-out of our award-winning2 ManulifeMOVE wellness program to mainland China. On November 1, 2016, we commenced our 15-year Mandatory Provident Fund distribution partnership with Standard Chartered Bank in Hong Kong and closed the related acquisition.
Earnings3:
Net income attributed to shareholders was US$430 million in 3Q16 compared with US$84 million in 3Q15; core earnings was US$302 million compared with US$258 million in 3Q15 and items excluded from core earnings were a net gain of US$128 million, primarily related to the direct impact of equity markets and interest rates, compared with a net charge of US$174 million in 3Q15.
Core earnings of US$302 million in 3Q16 increased 13% compared with 3Q15 after adjusting for costs arising from expansion of the dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The increase in core earnings was driven by solid growth of in-force business and continued strong growth in new business volumes, partially offset by lower favourable policyholder experience and the impact of declining interest rates.
Year-to-date net income attributed to shareholders was US$540 million in 2016 compared with US$558 million in 2015. Year-to-date core earnings increased by 15% compared with the same period in 2015 after adjusting for the increased dynamic hedging costs and the impact of changes in foreign currency rates noted above. This increase reflects similar factors as described above for 3Q16 as well as gains in 1Q16 related to two separate reinsurance treaties.
Sales:
APE sales in 3Q16 were US$663 million, 28% higher than 3Q15. We achieved double digit growth in most territories contributing to record APE sales for the division and for a number of territories. Contributing to the increase were insurance sales of US$525 million and other wealth APE sales of US$138 million, up 28% and 29% from 3Q15, respectively. Year-to-date

[1]	Core earnings before interest, taxes, depreciation and amortization.
[2]	"Best Integrated Social Campaign" at the 2016 Silver Bowl Awards from the global Life Insurance and Market Research Association (LIMRA).
[3]
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the presentation currency of the division.

November 10, 2016 – Press Release Reporting Third Quarter Results

APE sales in 2016 of US$1,880 million were 36% higher than in 2015. (Percentages quoted below are for 3Q16 compared with 3Q15, unless stated otherwise.)
•	Japan APE sales in 3Q16 of US$277 million were in line with 3Q15 as sales continued to be impacted by our pricing actions in response to declines in interest rates.
•	Hong Kong APE sales in 3Q16 were US$121 million, an increase of 20% as a result of our bancassurance partnership with DBS that augmented robust performance in other channels.
•
Asia Other (excludes Japan and Hong Kong) APE sales in 3Q16 almost doubled to US$265 million. Singapore and Indonesia experienced growth of 208% and 122%, respectively, and we reported record sales in Indonesia, Philippines and Vietnam reflecting strong performance in both bank and agency channels. Sales in the bancassurance channel increased 302% compared with 3Q15 and 108% excluding sales from our exclusive partnership with DBS that commenced in 2016.

WAM gross flows of US$3.5 billion in 3Q16 were 90% higher than 3Q15. We reported net flows in 3Q16 of US$1.0 billion, up US$3.3 billion from 3Q15. Year-to-date gross flows of US$9.5 billion were at similar levels as prior year and net flows of US$2.5 billion were US$1.5 billion higher than the same period in 2015.
•	Japan gross flows in 3Q16 of US$28 million decreased 66%, impacted by lower mutual fund sales as a result of negative market sentiment.
•	Hong Kong gross flows in 3Q16 of US$688 million increased 4%, reflecting both pension and mutual fund sales growth.
•	Asia Other gross flows of US$2.8 billion increased 152% driven by strong mutual fund sales in mainland China and renewed positive market sentiment in Indonesia.
New Business Value:
New business value ("NBV") in 3Q16 was US$196 million, representing an 18% increase compared with 3Q15, driven by strong APE sales, offset by the impact of lower interest rates and other factors. Year-to-date NBV of US$533 million was 40% higher than the same period in 2015.
•	Japan NBV in 3Q16 of US$79 million increased 7% as a result of improved margins from pricing actions noted above and favourable product mix, partially offset by the impact of lower interest rates.
•	Hong Kong NBV in 3Q16 of US$63 million decreased 12% as higher insurance sales were offset by the impact of lower interest rates and expenses from continued investment in our business.
•	Asia Other NBV in 3Q16 of US$54 million increased 160% as a result of increased sales and management actions to improve margins.
Canadian Division
Business highlights:
In Canada, we continued to deliver strong WAM gross flows driven by the performance of our mutual fund line-up and successful sales campaigns. Additionally, our net flows exceeded those of the majority of our competitors in the mutual fund industry1. We also reported higher overall insurance sales in 3Q16, resulting primarily from the inherent variability in the large-case Group Benefits segment. We launched Manulife Vitality, an innovative approach to life insurance, whereby customers earn rewards for living a healthy life, and we launched Retirement Redefined, a new holistic retirement planning platform that helps customers develop a personalized vision of life after retirement.
Earnings2:
Canadian Division's 3Q16 net income attributed to shareholders was $435 million compared with $276 million in 3Q15; core earnings was $354 million compared with $336 million in 3Q15; and items excluded from core earnings were a net gain of $81 million in 3Q16 compared with a net charge of $60 million in 3Q15. The $18 million increase in core earnings reflected improved policyholder experience and gains on reinsurance treaty recaptures in 3Q16. The remaining change in net income was primarily due to investment-related experience gains of $35 million in 3Q16 compared with charges of $144 million in 3Q15.

[1]	As reported by the Investment Funds Institute of Canada, for the 12-month period ended September 30, 2016.
[2]	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

November 10, 2016 – Press Release Reporting Third Quarter Results

Year-to-date net income attributed to shareholders in 2016 was $1,394 million compared with $584 million in 2015; core earnings was $1,025 million compared with $900 million for the same period in 2015. The $125 million increase in core earnings was primarily due to improved policyholder experience.
Sales:
WAM gross flows in 3Q16 were $4.6 billion, an increase of 9% compared with 3Q15. This increase was driven by strong growth in the mutual fund business partially offset by normal variability in the large-case segment in Group Retirement Solutions ("GRS"). Year-to-date gross flows were $13.0 billion, an increase of $0.4 billion or 3% over the same period in 2015. WAM net flows in 3Q16 were $1.3 billion, a decrease of 15% compared with 3Q15 due to higher mutual fund redemptions and lower group retirement gross flows. Assets under management for our WAM businesses reached $109.5 billion at September 30, 2016, up 13% compared with September 30, 2015, driven by positive net flows over the 12 month period of $4.2 billion and favourable equity markets.
•	Mutual Fund gross flows in 3Q16 of $2.7 billion increased $0.7 billion or 37% compared with 3Q15, driven by successful sales campaigns and strong performance by our top-selling mutual funds.
•	GRS gross flows of $1.9 billion in 3Q16 were 16% lower compared with 3Q15.
Other Wealth sales in 3Q16 of $719 million were $62 million or 8% lower compared with 3Q15 and year-to-date sales of $2,479 million were $262 million or 10% lower compared with the same period in 2015. These decreases were due to changes in our higher risk segregated fund products earlier this year, including repricing.
•	Segregated Fund Product[1] sales in 3Q16 were $559 million, a decrease of 11% compared with 3Q15.
•	Fixed Product sales in 3Q16 were $160 million, an increase of 5% compared with 3Q15, reflecting product enhancements.
Manulife Bank net lending assets of $19.5 billion as at September 30, 2016, were in line with September 30, 2015 as growth continued to be impacted by intense competition in the residential mortgage market.
Insurance sales in 3Q16 of $181 million increased by 27% compared with 3Q15. This increase was driven by variability in the large-case Group Benefits segment and increased Retail Insurance universal life sales. Year-to-date sales were $456 million, 13% below the prior year period due to large-case variability in Group Benefits.
•	Retail Insurance sales in 3Q16 of $53 million increased 13% compared with 3Q15 driven by higher universal life sales in anticipation of regulatory changes.
•	Institutional Markets sales in 3Q16 of $128 million increased 35% compared with 3Q15 primarily due to variability in the large-case segment.
U.S. Division
Business highlights:
In the U.S., we delivered solid gross and net flows in our pension business, reflecting our momentum in the mid-market and the addition of a record-size plan covering more than 12,000 union-affiliated customers.2 Our mutual fund flows were negatively impacted by year-to-date underperformance in a few key funds and customers' reduced appetite for actively-managed solutions, a trend seen across the industry. The impact of this trend was partially offset by the building momentum in our differentiated exchange traded funds ("ETF's"). During the quarter, we expanded our wealth management offering with the launch of "My Portfolio", a personalized web-based financial advice and investment management product for individual investors.
In response to industry trends and stagnant consumer demand, we are also announcing that we will discontinue new sales of our stand-alone individual long-term care product. This decision will not have a material impact on our on-going earnings.3  We are committed to serving our existing customers and honoring our obligations to our over 1.2 million long-term care policyholders. We intend to continue to offer long-term care coverage as an accelerated benefit rider to our wide range of life insurance products, as this has become an increasingly popular alternative to stand-alone long-term care insurance policies in recent years.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.
[2]	Record based on dollars of sale.
[3]	See "Caution regarding forward-looking statements" below.

November 10, 2016 – Press Release Reporting Third Quarter Results

Earnings1:
Net income attributed to shareholders was US$428 million compared with US$387 million in 3Q15; core earnings was US$302 million compared with US$286 million in 3Q15; and items excluded from core earnings were a net gain of US$126 million in 3Q16 compared with a net gain of US$101 million in 3Q15.
The US$16 million increase in core earnings reflected the favourable impact of changes in actuarial methods and assumptions on policyholder experience gains/losses and lower amortization of deferred acquisition costs on in-force variable annuity business; partially offset by the impact of lower John Hancock Insurance ("JH Insurance") sales and lower tax benefits. The favourable variance of US$25 million in items excluded from core earnings related to investment-related experience gains in 3Q16 compared with losses in 3Q15, partially offset by the write-off of an intangible asset related to JH LTC's distribution network and less favourable market-related impacts.
Year-to-date net income attributed to shareholders was US$920 million compared with US$897 million for the same period in 2015 and included core earnings of US$865 million, a US$36 million decrease from the same period in 2015. The drivers of the core earnings variance were consistent with 3Q16 as well as lower fee income in WAM businesses attributable to the impact of market volatility and shifts in business mix, and adverse policyholder experience in JH LTC in the first two quarters of 2016.
Sales:
WAM gross flows in 3Q16 were US$12.8 billion, a decrease of 2% compared with 3Q15, due to a 23% decline in mutual fund gross flows, partially offset by a 30% increase in pension gross flows. Net flows were US$652 million for the quarter and US$754 million year-to-date, compared with US$3.4 billion and US$6.7 billion in the prior periods, respectively. The decline relates to reasons outlined in the business highlights above. Year-to-date gross flows of US$37.2 billion increased 10% compared with the prior year period.
•
JH Investments 3Q16 gross flows of US$6.0 billion decreased 23% compared with 3Q15 primarily due to the non-recurrence of large institutional allocations that occurred in the prior year (excluding the impact of institutional allocations, the decrease would have been 6%). Net outflows of US$541 million compared with net inflows of US$3.3 billion in 3Q15, with the decrease due to lower gross flows along with the continued shift of industry flows from active to passive management and year-to-date underperformance in some of our key funds. Assets under management at September 30, 2016 increased 10% from September 30, 2015 to a record US$87.2 billion. Our 12-month trailing organic growth rate through September 2016 was 2.1% compared with an industry decline of 1.2%.[2]

•
JH Retirement Plan Services 3Q16 gross flows were a record US$6.8 billion, up 30% compared with 3Q15, primarily driven by mid-market sales, which included a record-size plan[3] and strong ongoing contributions in both the small case and mid-market segments. Net flows were US$1.2 billion compared with net flows of US$137 million in the prior year period. The increase in net flows was driven by strong gross flows partially offset by the loss of several large plans.

Insurance sales in 3Q16 of US$110 million decreased 13% compared with 3Q15, and on a year-to-date basis, sales of US$339 million decreased 6% compared with the same period in 2015.
•
JH Life sales in 3Q16 of US$102 million decreased 11% compared with 3Q15, reflecting an industry trend of reverting back towards sales of products with guarantee features which we have purposely de-emphasized in our product portfolio, partially offset by strong sales of Term and International Life products.

•	JH LTC 3Q16 sales of US$8 million decreased 33% compared with 3Q15, reflecting lower sales across all products.
Corporate and Other
Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division's external asset management business; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
Corporate and Other reported a net loss attributed to shareholders of $438 million in 3Q16 compared with a net loss of $272 million in 3Q15. The increased net loss was due to higher charges related to the annual review of actuarial methods and assumptions. The net loss in 3Q16 consisted of a core loss of $146 million (3Q15 – core loss of $179 million) and items

[1]
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the functional currency of the division.

[2]
Source:  Strategic Insight:  ICI Confidential. Direct Sold mutual funds, fund-of-funds and ETF's are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through September 2016.

[3]	Record based on dollars of sale.

November 10, 2016 – Press Release Reporting Third Quarter Results

excluded from core loss amounted to charges of $292 million (3Q15 – charges of $93 million). The $33 million favourable variance in core loss related to the $68 million increase in investment-related experience reported in core earnings, partially offset by the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars, and higher interest expense due to recent debt issuances.
On a year-to-date basis the net loss attributed to shareholders was $445 million in 2016 compared with a net loss of $472 million for the same period in 2015. The year-to-date core loss was $542 million compared with $365 million in 2015 reflecting $73 million of higher expected macro hedging costs, and other items consistent with the drivers described above. Items excluded from core loss were a net gain of $97 million in 2016 compared with a net charge of $107 million in 2015.
CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders' dividend of 18.5 cents per share on the common shares of MFC, payable on and after December 19, 2016 to shareholders of record at the close of business on November 22, 2016.
The Board of Directors also approved that, in respect of MFC's December 19, 2016 common share dividend payment date, and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
Awards & Recognition
In Japan, Manulife Japan was honoured as one of the four Best Employers in 2016 in Japan by Aon Hewitt. The award recognized Manulife's focus on people as a critical part of its strategy with multiple programs to promote diversity and inclusion, talent development and a positive working environment.
In Indonesia, Manulife has been awarded "The Best Financial Performance Life Insurance Company 2016" and "The Best Consumer Choice Life Insurance Company" held by Warta Ekonomi. The awards recognize insurance companies that showcase business performance as well as services to the community.
In North America, Manulife was named to the 2016 Dow Jones Sustainability North American Index for the 5th consecutive year. The recognition highlights Manulife's continued commitment to ethical and sustainable business practices, good governance and making positive contributions to the communities it serves.
In the United States, Manulife received Bronze for Leadership Development at the 2016 Brandon Hall Group Excellence Awards. The Brandon Hall Group Excellence Awards recognizes organizations that have successfully deployed programs, strategies, modalities, processes, systems, and tools that have achieved measurable results.  Manulife won for the program: "Leadership as a Profession: Inspired People, Inspired Results".
Notes:
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 10, 2016. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on November 10, 2016 through November 24, 2016 by calling 905-694-9451 or 1-800-408-3053 (passcode: 5934860).
The conference call will also be webcast through Manulife's website at 2:00 p.m. ET on November 10, 2016. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 6:00 p.m. ET on the website at the same URL as above.
The Third Quarter 2016 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

November 10, 2016 – Press Release Reporting Third Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	3Q16	2Q16	3Q15	2016	2015
Net income attributed to shareholders	$1,117	$704	$622	$2,866	$1,945
Preferred share dividends	(34)	(37)	(29)	(100)	(87)
Common shareholders' net income	$1,083	$667	$593	$2,766	$1,858
Core earnings(1)	$996	$833	$870	$2,734	$2,569
Basic earnings per common share ($)	$0.55	$0.34	$0.30	$1.40	$0.95
Diluted earnings per common share ($)	$0.55	$0.34	$0.30	$1.40	$0.94
Diluted core earnings per common share ($)(1)	$0.49	$0.40	$0.43	$1.34	$1.27
Return on common shareholders' equity ("ROE")	11.1%	7.1%	6.5%	9.7%	7.1%
Core ROE(1)	9.8%	8.4%	9.2%	9.2%	9.5%
Sales(1) Insurance products	$1,010	$914	$803	$2,878	$2,353
Wealth and Asset Management gross flows(1)	$27,418	$26,644	$25,862	$82,290	$83,597
Wealth and Asset Management net flows(1)	$2,694	$4,822	$4,514	$9,192	$25,639
Other Wealth products	$2,038	$2,000	$1,845	$6,422	$5,385
Premiums and deposits(1) Insurance products	$8,347	$8,422	$7,476	$24,955	$21,750
Wealth and Asset Management products	$27,418	$26,644	$25,862	$82,290	$83,597
Other Wealth products	$1,476	$1,712	$1,595	$4,629	$4,755
Corporate and Other	$22	$21	$24	$65	$64
Assets under management and administration ($ billions)(1)	$966	$934	$888	$966	$888
Capital ($ billions)(1)	$51.8	$50.9	$47.9	$51.8	$47.9
MLI's MCCSR ratio	234%	236%	226%	234%	226%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this presentation include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core EBITDA;  Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Sales, Gross Flows, Premiums and Deposits, Core EBITDA, and Assets under Management and Administration); Premiums and Deposits; Assets under Management; Assets under Management and Administration; Capital; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our 3Q16 and 2015 Management's Discussion and Analysis.

November 10, 2016 – Press Release Reporting Third Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Total core earnings	$996	$833	$905	$859	$870	$902	$797	$713
Investment-related experience outside of core earnings	280	60	(340)	(361)	(169)	77	(77)	(403)
Core earnings plus investment-related experience outside of core earnings	1,276	893	565	498	701	979	720	310
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	414	(170)	474	(29)	232	(309)	13	377
Recapture of reinsurance treaties	-	-	-	(52)	-	-	12	-
Change in actuarial methods and assumptions	(455)	-	12	(97)	(285)	(47)	(22)	(59)
Integration and acquisition costs	(23)	(19)	(14)	(39)	(26)	(54)	(30)	12
Tax related items	2	-	1	2	-	31	30	-
Other items	(97)	-	7	(37)	-	-	-	-
Net income attributed to shareholders	$1,117	$704	$1,045	$246	$622	$600	$723	$640
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$96	$(97)	$(150)	$77	$(419)	$28	$15	$(142)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	218	(113)	407	(97)	647	(362)	13	533
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	255	40	217	(9)	4	25	(15)	(14)
Risk reduction items	(155)	-	-	-	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$414	$(170)	$474	$(29)	$232	$(309)	$13	$377
Asia Division
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Asia Division core earnings(1)	$394	$342	$371	$334	$338	$283	$279	$260
Investment-related experience outside of core earnings	62	(25)	(20)	(3)	21	7	-	(2)
Core earnings plus investment-related experience outside of core earnings	456	317	351	331	359	290	279	258
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	107	(287)	(238)	76	(248)	15	(17)	78
Tax-related items	-	-	10	2	-	(2)	20	-
Integration and acquisition costs	(2)	(2)	(2)	-	-	-	-	-
Net income attributed to shareholders(1)	$561	$28	$121	$409	$111	$303	$282	$336
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

November 10, 2016 – Press Release Reporting Third Quarter Results

Canadian Division
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Canadian Division core earnings(1)	$354	$333	$338	$352	$336	$303	$261	$224
Investment-related experience outside of core earnings	35	(88)	(78)	(180)	(144)	14	(81)	(199)
Core earnings plus investment-related experience outside of core earnings	389	245	260	172	192	317	180	25
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	60	130	346	(201)	97	(114)	(65)	48
Recapture of reinsurance treaty and tax-related items	-	-	-	(52)	-	1	12	-
Integration and acquisition costs	(14)	(16)	(6)	(23)	(13)	(14)	(9)	-
Net income (loss) attributed to shareholders(1)	$435	$359	$600	$(104)	$276	$190	$118	$73
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
U.S. Division core earnings(1)	$394	$361	$389	$332	$375	$385	$374	$338
Investment-related experience outside of core earnings	192	93	(233)	(146)	(34)	64	(9)	(154)
Core earnings plus investment-related experience outside of core earnings	586	454	156	186	341	449	365	184
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	72	(47)	82	142	174	(251)	99	322
Integration and acquisition costs	(4)	-	(4)	(5)	(8)	(32)	-	-
Tax-related items	2	-	-	-	-	-	-	-
Other items	(97)	-	7	-	-	-	-	-
Net income attributed to shareholders(1)	$559	$407	$241	$323	$507	$166	$464	$506
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Corporate and Other
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains) (1)	$(102)	$(125)	$(107)	$(85)	$(66)	$(74)	$(73)	$(112)
Expected cost of macro hedges	(61)	(78)	(86)	(74)	(62)	(46)	(44)	(47)
Investment-related experience included in core earnings	17	-	-	-	(51)	51	-	50
Total core loss	(146)	(203)	(193)	(159)	(179)	(69)	(117)	(109)
Investment-related experience outside of core earnings	(9)	80	(9)	(32)	(12)	(8)	13	(48)
Core loss plus investment-related experience outside of core earnings	(155)	(123)	(202)	(191)	(191)	(77)	(104)	(157)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	175	34	284	(46)	209	41	(4)	(71)
Changes in actuarial methods and assumptions	(455)	-	12	(97)	(285)	(47)	(22)	(59)
Integration and Acquisition Costs	(3)	(1)	(2)	(11)	(5)	(8)	(21)	12
Tax-related items	-	-	(9)	-	-	32	10	-
Other items	-	-	-	(37)	-	-	-	-
Net income (loss) attributed to shareholders(1)	$(438)	$(90)	$83	$(382)	$(272)	$(59)	$(141)	$(275)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions.  The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

November 10, 2016 – Press Release Reporting Third Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include statements about the expected impact of the decision to discontinue new sales of our stand-alone individual long-term care product in the U.S. and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life's Retirement Plan Services business and Standard Chartered's MPF and Occupational and Retirement Schemes Ordinance ("ORSO") businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life's Retirement Plan Services business and Standard Chartered's MPF and ORSO businesses; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Factors" in our most recent Annual Information Form, under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 10, 2016 – Press Release Reporting Third Quarter Results